UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2020
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: July 9, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Publishes 2019 Annual Sustainability Report

MONTREAL, QUEBEC and SARASOTA, FLORIDA - July 9, 2020 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG” or the “Company”) today published its 2019 annual sustainability report, titled “We Package, We Protect & We Sustain”. The report provides an overview of the Company’s sustainability progress in 2019 and highlights IPG's sustainability opportunities in the years ahead. The report was prepared with reference to certain Global Reporting Initiative (“GRI”) standards with details provided in the index section of the report.

“Sustainability is a core pillar of our long-term strategy and we believe it is a key component to meeting the needs of our stakeholders as well as the growth of our business,” said Greg Yull, President and CEO of IPG. “While this year’s report is published as society is dealing with the impact of the COVID-19 pandemic, our approach to sustainability is a long-term initiative that requires consistent and continuous support. In fact, the ingrained culture of health and safety within our daily operations at the plant level underpinned our ability to maintain ongoing operations in the face of the pandemic.”

The 2019 report builds and expands on the work done in the Company’s inaugural report published last year. The report outlines the Company’s framework to embrace sustainability by focusing on: 1) product and material innovation; 2) circular economy solutions; 3) the Company’s operational footprint; and 4) people and communities. As part of its sustainability strategy, the Company has adopted cross-functional Sustainability Value Network (“SVN”) teams and processes to help it be more deliberate in its approach to sustainability with a greater emphasis on governance, metrics and reporting.

“We believe our customers and end users will increasingly pursue sustainable solutions and practices in their choice of packaging and protective suppliers. By embracing sustainability throughout our organization, we are positioning IPG’s solutions in key markets like e-commerce and others with sustainable solutions for tapes, mailers, cold chain packaging and protective packaging to meet the needs of our end users,” continued Mr. Yull. “Earlier this year we established our reinforced water-activated tape ("WAT") as recyclable and we are in the process of launching a new curbside recyclable protective mailer. Product innovation is only one element of a successful program. The SVN teams are also establishing objectives for continuous improvement of our day-to-day operations to demonstrate to our stakeholders that sustainability and transparency are core tenets throughout our organization.”

2019 Highlights:

•	Awarded the 2019 ENERGY STAR® Partner of the Year - Sustained Excellence designation(1)

•
Adopted the Cradle to Cradle Certified™ Product Standard, a globally recognized measure of safer, more sustainable products, for certain products to drive and measure the Company’s product innovation process

•	Achieved a 3.7% reduction in energy intensity in 2019 compared to 2018

•	Achieved an approximately 6% reduction in carbon intensity in 2019 compared to 2018

•	Achieved a 6.5% reduction in water usage in 2019 compared to 2018, primarily driven by decreases at the Truro, Nova Scotia manufacturing facility

•
Signed the United Nations Global Compact (the "Compact") agreeing to adopt the ten principals governing Human Rights, Labor, Environment and Anti-Corruption; as a result, IPG expects all of its suppliers to support the Compact's principals

2020 Progress:

•	Certified the recyclability of non-reinforced WAT through the Western Michigan Old Corrugated Cardboard Equivalency protocol

•	Committed to the Association of Plastic Recyclers to be a Demand Champion in 2021 by reporting the Company’s impact on the demand for post-consumer resin

•	Awarded 2020 ENERGY STAR® Partner of the Year - Sustained Excellence designation(1)

•	Proud initial donor of the University of Florida’s “Waste-to-Syngas” initiative

The 2019 report utilizes GRI standards as a reporting framework. It is IPG’s goal to continue to enhance and develop its processes that will improve the quality and transparency of the Company’s external sustainability information against the GRI framework. This report also serves as IPG’s first annual Communication of Progress to the Compact.

Read the full report at https://www.itape.com/sustainability

(1) ENERGY STAR® is the government-backed symbol for energy efficiency, providing simple, credible and unbiased information that consumers and businesses rely on to make well-informed decisions. Industrial, commercial, utility, state, and local organizations partner with the U.S. Environmental Protection Agency (“EPA”) to deliver cost-saving energy efficiency solutions that improve air quality and protect the climate. The ENERGY STAR Partner of the Year Award distinguishes corporate energy management programs. It is the highest level of EPA recognition. Partners must perform at a superior level of energy management and meet the following criteria: demonstrate best practices across the organization; prove organization-wide energy savings; and participate actively and communicate the benefits of ENERGY STAR. The ENERGY STAR Sustained Excellence Award recognizes organizations that have consistently earned Partner of the Year for several years in a row. Annual achievements must continue to surpass those in previous years. Sustained Excellence is presented to a partner at EPA’s discretion.

About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,700 employees with operations in 31 locations, including 22 manufacturing facilities in North America, four in Asia and one in Europe.

Forward Looking Statements
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions and the Company can give no assurance that these assumptions will prove to have been correct and actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2019 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this Sustainability Report. The Company will not update these statements unless applicable securities laws require it to do so.

For more information about IPG, visit www.itape.com.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com